Exhibit 99.1

NOT FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JULY 19, 2012

BAYTEX ANNOUNCES CLOSING OF OFFERING OF DEBENTURES
AND REDEMPTION OF 9.15% DEBENTURES

CALGARY, ALBERTA (July 19, 2012) – Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) announced today the closing of its offering of $300 million principal amount of 6.625% Series C senior unsecured debentures due July 19, 2022 (the "Series C Debentures"). Concurrent with the closing of the Series C Debentures, Baytex has also sent notice for the redemption, effective August 26, 2012, of its 9.15% Series A senior unsecured debentures due August 26, 2016 (the "Series A Debentures").

The Series C Debentures were offered through a syndicate of underwriters led by TD Securities Inc. and RBC Dominion Securities Inc. that also included BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Desjardins Securities Inc. and Scotia Capital Inc.

Baytex intends to use the net proceeds from the offering of the Series C Debentures of $294 million (after underwriters' fees but before deduction of other offering expenses) to initially repay indebtedness under its credit facilities. Baytex will subsequently draw upon the credit facilities for general corporate purposes and to fund the redemption of the Series A Debentures ($150 million principal amount), which have been called today for redemption on August 26, 2012 at 104.575% of the principal amount.

This offering was made by way of a prospectus supplement dated July 10, 2012 to Baytex's $500 million short form base shelf prospectus dated August 4, 2011.  The prospectus supplement and the short form base shelf prospectus are accessible on SEDAR at www.sedar.com.

This press release shall not constitute an offer of securities for sale in the United States.  The Series C Debentures have not and will not be registered under the U.S. Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States or to any U.S. person absent registration except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The common shares of Baytex are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Specifically, this press release contains forward-looking statements relating to:  the use of the net proceeds of the offering; and the redemption of the Series A senior unsecured debentures. The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2011, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Corp.
Raymond Chan, Executive Chairman and Interim Chief Executive Officer                                              Telephone: (587) 952-3110
Derek Aylesworth, Chief Financial Officer                                                                                                   Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations                                                                                           Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca